08004617

SEC Mail
Mail Processing
Section

AUG 21 2008

Washington, DC
106

Man Investments

SUPPL

August 20, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6823, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Keith Kendrick
Compliance Officer

PROCESSED
SEP 02 2008
THOMSON REUTERS

cc: Barry Wakefield (w/ Encl.)

dlw 8/29

Man Investments Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel +1 (312) 881 6800
Fax +1 (312) 881 6700

www.maninvestments.com
Member, NASD and SIPC

Man Group plc
19 August 2008

Man AHL Diversified Futures Ltd Weekly Net Asset Value

As at the close of business on 18 August 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$35.93.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	+0.08%
Last 12 months	+19.0%
Annualised return since inception	+13.6%

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

17:44 18Aug08 RNS-REG-Man Group plc <EMG.L> Director/PDMR Shareholding
http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:reuters.com:20080818:RnsR5776B

RNS Number : 5776B

Man Group plc

18 August 2008

Notification is given pursuant to Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b) that on 12th August 2008, Mrs Alison Carnwath, Non-Executive Director of the Company, acquired 4,203 shares of 3 3/7 US cents each in Man Group plc at a price of 546.32 pence per share through her participation in the Company's Dividend Reinvestment Plan. Following this transaction Mrs Carnwath is deemed to be interested in 188,974 shares representing approximately 0.011% of the Company's issued share capital.

END

RDSEAKPPFLFPEFE

For Related News, Double Click on one of these codes:
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For Relevant Price Information, Double Click on one of these codes:
<EMG.L>

Monday, 18 August 2008 17:44:28
RNS [nRnsR5776B] {EN}
ENDS

14 August 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 14 August 2008 it purchased for cancellation 2,000,000 of its ordinary shares at an average price of 517.96 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 18,046,992 ordinary shares at a total cost of £99.4 million, giving an average repurchase cost of 551.02 pence per ordinary share.

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

Man Group plc

Annual Information Update for the 12 months up to and including 11 July 2008

This annual information update is made by Man Group plc (the "Company") as required by and pursuant to Prospectus Rule 5.2 and not for any other purpose. Neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.

The following information has been published or made available to the public during the twelve months ended 11 July 2008. The information referred to below was up to date at the time the information was published but is not necessarily up to date as at the date if this annual information update. Neither this information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Announcements made via a Regulatory Information Service

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous twelve months. Copies of these announcements can be viewed at the London Stock Exchange's website www.londonstockexchange.com/marketnews or from the Company's website www.mangroupplc.com/investor/investors_rn.cfm

Date of Announcement	Headline Description
17/07/2007	Net Asset Value(s)
19/07/2007	Transaction in Own Shares
19/07/2007	MF Global - Pricing of IPO
20/07/2007	Transaction in Own Shares
23/07/2007	Annual Information Update
23/07/2007	Transaction in Own Shares
23/07/2007	Director/PDMR Shareholding
24/07/2007	Net Asset Value(s)
26/07/2007	Director/PDMR Shareholding
27/07/2007	Directorate Change
27/07/2007	Transaction in Own Shares
30/07/2007	Director/PDMR Shareholding
30/07/2007	Transaction in Own Shares
31/07/2007	Net Asset Value(s)
01/08/2007	Voting Rights and Capital
01/08/2007	Further re Board Changes
01/08/2007	Block Listing Application
02/08/2007	Director/PDMR Shareholding
02/08/2007	Transaction in Own Shares
02/08/2007	Net Asset Value(s)
03/08/2007	Director/PDMR Shareholding
03/08/2007	Transaction in Own Shares
03/08/2007	Director/PDMR Shareholding
06/08/2007	Transaction in Own Shares
07/08/2007	Net Asset Value(s)
07/08/2007	Director/PDMR Shareholding
08/08/2007	Guaranteed Exchangeable Bonds
10/08/2007	Transaction in Own Shares
13/08/2007	Transaction in Own Shares
13/08/2007	Director/PDMR Shareholding
14/08/2007	Blocklisting Six Monthly
14/08/2007	Guaranteed Exchangeable Bonds

14/08/2007	Net Asset Value(s)
17/08/2007	Major Interests in Shares
17/08/2007	Director/PDMR Shareholding
17/08/2007	Director/PDMR Shareholding
20/08/2007	Transaction in Own Shares
20/08/2007	Director/PDMR Shareholding
21/08/2007	Net Asset Value(s)
21/08/2007	Transaction in Own Shares
23/08/2007	Guaranteed Exchangeable Bonds
28/08/2007	Net Asset Value(s)
29/08/2007	Guaranteed Exchangeable Bonds
03/09/2007	Voting Rights and Capital
04/09/2007	Net Asset Value(s)
04/09/2007	Net Asset Value(s)
04/09/2007	Guaranteed Exchangeable Bonds
07/09/2007	Exchangeable Bonds
11/09/2007	Transaction in Own Shares
11/09/2007	Net Asset Value(s)
14/09/2007	Changes to NED roles
17/09/2007	Guaranteed Exchangeable Bonds
18/09/2007	Net Asset Value(s)
20/09/2007	Director/PDMR Shareholding
25/09/2007	Net Asset Value(s)
25/09/2007	Trading Statement
26/09/2007	Investor Day
28/09/2007	Close Period Share Repurchase
02/10/2007	Net Asset Value(s)
02/10/2007	Net Asset Value(s)
02/10/2007	Total Voting Rights
04/10/2007	Correction - Voting Rights
05/10/2007	Major Interest in Shares
09/10/2007	Net Asset Value(s)
16/10/2007	Net Asset Value(s)
22/10/2007	Return of Cash
23/10/2007	Net Asset Value(s)
30/10/2007	Net Asset Value(s)
01/11/2007	Blocklisting Six Monthly
01/11/2007	Voting Rights and Capital
02/11/2007	Net Asset Value(s)
06/11/2007	Net Asset Value(s)
08/11/2007	Interim Report
08/11/2007	Directorate Change
08/11/2007	Interim Results
13/11/2007	Net Asset Value(s)
14/11/2007	Director/PDMR Shareholding
16/11/2007	Transaction in Own Shares
20/11/2007	Director/PDMR Shareholding
20/11/2007	Net Asset Value(s)
23/11/2007	EGM Statement
26/11/2007	Return of Cash
26/11/2007	Return of Cash
27/11/2007	Net Asset Value(s)
29/11/2007	Director/PDMR Shareholding
29/11/2007	Director/PDMR Shareholding

03/12/2007	Return of Cash
04/12/2007	Net Asset Value(s)
04/12/2007	Voting Rights and Capital
04/12/2007	Net Asset Value(s)
11/12/2007	Net Asset Value(s)
18/12/2007	Net Asset Value(s)
21/12/2007	Publication of Prospectus
27/12/2007	Net Asset Value(s)
02/01/2008	Voting Rights and Capital
02/01/2008	Net Asset Value(s)-Replace
02/01/2008	Director/PDMR Shareholding
02/01/2008	Net Asset Value(s)
03/01/2008	Director/PDMR Shareholding
03/01/2008	Net Asset Value(s)
08/01/2008	Net Asset Value(s)
10/01/2008	Trading Statement
15/01/2008	Net Asset Value(s)
17/01/2008	PDMR Shareholding
18/01/2008	Director/PDMR Shareholding
22/01/2008	Net Asset Value(s)
24/01/2008	Director/PDMR Shareholding
24/01/2008	Director/PDMR Shareholding
29/01/2008	Net Asset Value(s)
01/02/2008	Director/PDMR Shareholding
04/02/2008	Net Asset Value(s)
04/02/2008	Total Voting Rights
05/02/2008	Net Asset Value(s)
12/02/2008	Net Asset Value(s)
18/02/2008	Director/PDMR Shrhldg-Replace
18/02/2008	Director/PDMR Shareholding
19/02/2008	Net Asset Value(s)
26/02/2008	Net Asset Value(s)
29/02/2008	Voting Rights and Capital
04/03/2008	Net Asset Value(s)
05/03/2008	Net Asset Value(s)
06/03/2008	Correction - Voting Rights
06/03/2008	Director/PDMR Shareholding
11/03/2008	Net Asset Value(s)
18/03/2008	Net Asset Value(s)
26/03/2008	Net Asset Value(s)
27/03/2008	Pre-Close Trading Update
31/03/2008	Closed Period Share Repurchase
31/03/2008	Man Group Acquisition
31/03/2008	PDMR Shareholding
01/04/2008	Voting Rights and Capital
02/04/2008	Net Asset Value(s)
03/04/2008	Net Asset Value(s)
08/04/2008	Net Asset Value(s)
16/04/2008	Net Asset Value(s)
22/04/2008	Publication of Prospectus
22/04/2008	Net Asset Value(s)
29/04/2008	Net Asset Value(s)
02/05/2008	Voting Rights and Capital
02/05/2008	Publication of Final Terms

02/05/2008	Net Asset Value(s)
06/05/2008	Net Asset Value(s)
12/05/2008	Additional Listing
13/05/2008	Net Asset Value(s)
21/05/2008	Net Asset Value(s)
27/05/2008	Net Asset Value(s)
29/05/2008	Final Results
29/05/2008	Directorate Change
30/05/2008	Director/PDMR Shareholding
03/06/2008	Block Listing Six Monthly Return
03/06/2008	Voting Rights and Capital
03/06/2008	Net Asset Value(s)
03/06/2008	Net Asset Value(s)
04/06/2008	Director/PDMR Shareholding
05/06/2008	Director/PDMR Shareholding
06/06/2008	Acquisition
10/06/2008	Block Listing Application
10/06/2008	Net Asset Value(s)
11/06/2008	Annual Report and Accounts
12/06/2008	Director/PDMR Shareholding
12/06/2008	Director/PDMR Shareholding
17/06/2008	Net Asset Value(s)
19/06/2008	Director/PDMR Shareholding
24/06/2008	Net Asset Value(s)
30/06/2008	Voting Rights and Capital
01/07/2008	Return of Cash
02/07/2008	Net Asset Value(s)
02/07/2008	Net Asset Value(s)
03/07/2008	Block Listing Application
03/07/2008	Transaction in Own Shares
04/07/2008	Director/PDMR Shareholding
07/07/2008	New Fund Launch
07/07/2008	Transaction in Own Shares
08/07/2008	Net Asset Value(s)
10/07/2008	AGM Statement
10/07/2008	AGM & Class Meeting Resolutions & Final Dividend

2. Documents filed at Companies House

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous twelve months. Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Cardiff
CF14 3UZ
Email: equiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of Filing	Document Type	Description
24/06/2008	88(2)R	Return of Allotment of Shares

24/06/2008	88(2)R	Return of Allotment of Shares
24/06/2008	88(2)R	Return of Allotment of Shares
03/06/2008	363a	Annual Return
03/06/2008	353	Location of Register of Members
22/05/2008	88(2)R	Return of Allotment of Shares
22/05/2008	88(2)R	Return of Allotment of Shares
22/05/2008	88(2)R	Return of Allotment of Shares
27/02/2008	288c	Director's Particulars changed
18/02/2008	88(2)R	Return of Allotment of Shares
11/02/2008	88(2)R	Return of Allotment of Shares
11/02/2008	88(2)R	Return of Allotment of Shares
31/01/2008	88(2)R	Return of Allotment of Shares
31/01/2008	88(2)R	Return of Allotment of Shares
31/01/2008	88(2)R	Return of Allotment of Shares
31/01/2008	88(2)R	Return of Allotment of Shares
31/01/2008	88(2)R	Return of Allotment of Shares
16/01/2008	88(3)	Particulars of Contract Relating to Shares
16/01/2008	88(2)R	Return of Allotment of Shares
10/01/2008	MEM/ARTS	Articles of Association
10/01/2008	122	Consolidation of Share Capital
10/01/2008	123	Increase in Share Capital
10/01/2008	Resolutions	Various Resolutions re Share Capital Changes
12/12/2007	169	Return of Company by Purchasing its own shares
27/11/2007	288a	New Director Appointed
27/11/2007	288a	New Director Appointed
26/11/2007	288a	New Secretary Appointed
26/11/2007	288b	Secretary Resigned
26/11/2007	288b	Director Resigned
21/11/2007	169	Return of Company by Purchasing its own shares
21/11/2007	88(2)R	Return of Allotment of Shares
21/11/2007	88(2)R	Return of Allotment of Shares
07/11/2007	88(2)R	Return of Allotment of Shares
07/11/2007	88(2)R	Return of Allotment of Shares
06/11/2007	395	Particulars of Mortgage/Charge
15/10/2007	88(2)R	Return of Allotment of Shares
15/10/2007	88(2)R	Return of Allotment of Shares
15/10/2007	88(2)R	Return of Allotment of Shares
15/10/2007	88(2)R	Return of Allotment of Shares
15/10/2007	AA	Interim Group Accounts
26/09/2007	MEM/ARTS	Memorandum of Association Articles of Association
25/09/2007	288c	Director's Particulars Changed
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares
21/09/2007	88(2)R	Return of Allotment of Shares

20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	88(2)R	Return of Allotment of Shares
20/09/2007	169	Return by Company by Purchasing its own shares
20/09/2007	169	Return by Company by Purchasing its own shares
20/09/2007	169	Return by Company by Purchasing its own shares
20/09/2007	169	Return by Company by Purchasing its own shares
20/09/2007	169	Return by Company by Purchasing its own shares
20/09/2007	169	Return by Company by Purchasing its own shares
20/09/2007	169	Return by Company by Purchasing its own shares
19/08/2007	Resolutions	Various AGM Resolutions
17/08/2007	288b	Director resigned
23/07/2007	AA	Group Accounts

3. Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial Services Authority in accordance with The Listing Rules.

Copies of those documents may be obtained from:

UK Listing Authority
Financial Services Authority
Document Viewing Facility
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

Date of Filing	**Description**
12 July 2007	Chairman's address to shareholders at the 2007 AGM
12 July 2007	Resolution passed at 2007 AGM other than Ordinary business
22 October 2007	Circular re Return of Cash and Notice EGM to be held on 23 November 2007
8 November 2007	Interim Results for six months ended 30 September 2007
8 November 2007	Interim Report for half year to 30 September 2007
29 May 2008	Preliminary Results for year ended 31 March 2008
11 June 2008	2008 Annual Report, Proxy Form/Attendance Card and Chairman's Letter/2008 AGM Notice
10 July 2008	Resolutions passed at AGM on 10 July 2008 and Class Meeting held immediately after the AGM.

Copies of the above documents are also available on request from the Registered Office of the Company.

4. The following have been filed on behalf of the Company in accordance with the provisions of Rule 12g3-2(b) of the Securities Exchange Act 1934 with the Securities and Exchange Commission at:
450 Fifth Street
Washington DC20549
USA

a) Copies of all UK regulatory announcements listed in 1. above
b) Copies of the following documents:

Date of Filing	Description
7 August 2007	Notice and Circular for EGM held on 9 July 2007
14 November 2007	Interim Report for half year to 30 September 2007
13 June 2008	2008 Annual Report, Proxy Form/Attendance Card and Chairman's Letter/2008 AGM Notice and Notice of Class Meeting held immediately after AGM

Copies of all of the above filings can be obtained from www.sec.gov.

15 August 2008

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 August 2008 it purchased for cancellation 1,000,000 of its ordinary shares at an average price of 508.07 pence per ordinary share.

Since the start of the financial year on 1 April 2008, Man has repurchased 19,046,992 ordinary shares at a total cost of £104.5 million, giving an average repurchase cost of 548.82 pence per ordinary share.

ENQUIRIES

David Browne
Head of Group Funding & External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

END